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                      [ELEMENT K CORPORATION LETTERHEAD]


                                                       December 29, 2000




Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Via Edgar Transmission

                           Re:      Element K Corporation
                                    (FILE NO. 333-36574)
                                    --------------------

Dear Steven C. Duvall and Amy O'Brien:

                  Element K Corporation (the "Company"), hereby requests pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, to withdraw from registration the registration statement on Form S-1, including all amendments and exhibits thereto (Registration Statement No. 333-36574) (the "Registration Statement"), filed by the Company with the Securities and Exchange Commission (the "Commission") on May 9, 2000 and amended on July 3, 2000, July 27, 2000 and August 15, 2000. The Registration Statement is being withdrawn because of unfavorable market conditions. The Registration Statement was not declared effective by the Commission and none of the Company's securities were sold pursuant to the Registration Statement.

                  The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

                  Please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The

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Securities and Exchange Commission
December 29, 2000
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facsimile number of the Company is (716) 240-7775. Please also send a copy to our counsel, Stacy J. Kanter of Skadden, Arps, Slate, Meagher &
Flom LLP. Her fax number is (917) 777-3497.

                  If you have any questions regarding this request for withdrawal, please contact Ms. Kanter at (212) 735-3497.

                                       Sincerely,


                                         /s/ LANCE E. D'AMICO
                                         ---------------------
                                         Lance E. D'Amico
                                         Vice President,
                                         Secretary and General Counsel